1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2010
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date October 27, 2010	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

CONNECTED TRANSACTION
IN RESPECT OF FORMATION OF
A JOINT VENTURE COMPANY

SUMMARY

The Board is pleased to announce that Luxin Company, the Company and Shanxi Aluminum Plant entered into the JV Contract for the establishment of the Joint Venture Company. Upon completion of the Transaction, the Company and Shanxi Aluminum Plant will hold approximately 34% and 16%, respectively, of the equity interest of the Joint Venture Company. The remaining equity interest will be held by Luxin Company and other shareholders, who are independent of and not related to the Company. The Joint Venture Company will be engaged in integration of coal resources in Shanxi Province by investing in and reorganizing five coal mining companies in the Jiexiu area, Shanxi Province, with total retained reserves of approximately 300 million tonnes.

Shanxi Aluminum Plant is a subsidiary of Chinalco, which is the controlling shareholder of the Company. Therefore, Shanxi Aluminum Plant is a connected person of the Company for the purpose of the Hong Kong Listing Rules and the entering into the JV Contract with, among others, Shanxi Aluminum Plant constitutes a connected transaction of the Company as defined under Rule14A.13(6) of the Hong Kong Listing Rules. As the highest percentage ratio among all applicable percentage ratios (as defined in Rule 14.07 of the Hong Kong Listing Rules) represented by the Company's total investment for the benefit of the Joint Venture Company under the JV Contract is more than 0.1% but less than 5%, the Transaction falls within the provision under Rule 14A.16(2) of the Hong Kong Listing Rules, subject to the reporting and announcement requirements and is exempt from the independent shareholders' approval requirement under the Hong Kong Listing Rules.

I.	INTRODUCTION

Luxin Company, the Company and Shanxi Aluminum Plant entered into the JV Contract for the establishment of the Joint Venture Company. Upon completion of the Transaction, the Company and Shanxi Aluminum Plant will hold approximately 34% and 16%, respectively, of the equity interest of the Joint Venture Company. The remaining equity interest will be held by Luxin Company and other shareholders, who are independent of and not related to the Company. The Joint Venture Company will be engaged in integration of coal resources in Shanxi Province by investing in and reorganizing five coal mining companies in the Jiexiu area, Shanxi Province, with total retained reserves of approximately 300 million tonnes.

II.	JV CONTRACT

a.	Parties:

i.	Luxin Company;

ii.	The Company; and

iii.	Shanxi Aluminum Plant;

b.	Formation

Pursuant to the JV Contract, Luxin Company, the Company, Shanxi Aluminum Plant, which is a subsidiary of Chinalco, and certain minority shareholders will set up the Joint Venture Company located in Jiexiu City of Shanxi Province, PRC. The Joint Venture Company will be engaged in integration of coal resources in Shanxi Province by investing in and reorganizing five coal mining companies in the Jiexiu area of Shanxi Province, including Xinyugou Coal Mine, Delong Coal Mine, Zuozegou Coal Mine, Donggou Coal Mine and Nanyaotou Coal Mine.

c.	Total Investments for the Benefit of the Joint Venture Company

Pursuant to the JV Contract, the Company and Shanxi Aluminum Plant shall make investments of approximately RMB537 million and RMB253 million, respectively, into the Joint Venture Company in return for approximately 34% and 16% equity interest of the Joint Venture Company.

The total investment, way of contribution and shareholding of each of the Parties may be subject to adjustment.

III.	INFORMATION ON THE JOINT VENTURE COMPANY

a.	Name

Shanxi Jiexiu Xinyugou Coal Industry (Group) Corporation, subject to the registration with administration of industry and commerce.

b.	Place of incorporation

Jiexiu City, Shanxi Province, PRC.

c.	Business scope and coal reserves

Pursuant to the JV Contract, the Joint Venture Company will invest in and reorganize five coal mining companies in the Jiexiu area of Shanxi Province. The Joint Venture Company has total retained reserves of approximately 300 million tonnes, comprising entirely of high-quality coking coal exploitable for a term of around 75 years.

d.	Accounting treatment

Following the completion of the Transaction, the Joint Venture Company will not be treated as a subsidiary of the Company.

IV.	INFORMATION OF THE COMPANY AND SHANXI ALUMINUM PLANT

a.	The Company

The Company is the largest producer of alumina and primary aluminium in the PRC. The scope of business of the Company includes, among other things, bauxite mining, alumina refining and primary aluminium smelting.

b.	Shanxi Aluminum Plant

Shanxi Aluminum Plant, a subsidiary of Chinalco, was established on 18 October 1989 with a registered capital of RMB1,275,484,000. Shanxi Aluminum Plant is currently mainly engaged in production and sales of alumina, aluminum hydroxide, aluminum and further processed products, and cement and its products; production and supply of gas; construction and installation; self-sufficient electricity supply; limestone (rock), iron, nonferrous metals (exclusive of rare metals); sales of coke and coke by-products including tar, ammonia and benzene; research and development and sales of new wall materials; software development; advertising; property management; early childhood education; and real estate leasing.

V.	REASONS FOR THE TRANSACTION AND BENEFITS EXPECTED TO ACCRUE TO THE COMPANY

Participation in the formation of the Joint Venture Company represents an opportunity for the Company to extend its reach into coal industry so as to change its business structure, manage risks by diversifying investments as well as enhance its profitability. The Company believes that the Transaction is of significance to the Company in its business restructuring and diversification, strategic transformation as well as improvement of competitive strength. In addition, the Joint Venture Company will provide coal resources for the local businesses of the Company in Shanxi Province.

The terms of the JV Contract are agreed after arm's length negotiations amongst the Parties. The Directors consider that the terms for the establishment of the Joint Venture Company are determined on normal commercial terms and that such terms are fair and reasonable so far as the Company and its shareholders as a whole are concerned and that such Transaction is in the interest of the Company and its shareholders as a whole.

VI.	THE HONG KONG LISTING RULES IMPLICATIONS

Shanxi Aluminum Plant is a subsidiary of Chinalco, which is the controlling shareholder of the Company. Therefore, Shanxi Aluminum Plant is a connected person of the Company for the purpose of the Hong Kong Listing Rules and the entering into the JV Contract constitutes a connected transaction of the Company as defined under Rule14A.13(6) of the Hong Kong Listing Rules. As the highest percentage ratio among all applicable percentage ratios (as defined in Rule 14.07 of the Hong Kong Listing Rules) represented by the Company's total investment for the benefit of the Joint Venture Company under the JV Contract is more than 0.1% but less than 5%, the Transaction falls within the provision under Rule 14A.16(2) of the Hong Kong Listing Rules, subject to the reporting and announcement requirements set out in Chapter 14A of the Hong Kong Listing Rules, and is exempt from the independent shareholders' approval requirement under the Hong Kong Listing Rules.

As Mr. Xiong Weiping, Chairman and Chief Executive Officer of the Company, who is concurrently General Manager of Chinalco, Mr. Lu Youqing, non-executive director of the Company, who is concurrently Vice General Manager of Chinalco, and therefore have a material interest in the Transaction and in accordance with the Hong Kong Listing Rules, Mr. Xiong Weiping and Mr. Lu Yonqing have abstained from voting on the resolutions of the Board approving the JV Contract and the Transaction.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"Board"	means the Board of Directors of the Company;

"Chinalco"	means, Aluminum Corporation of China, a state-owned enterprise established in the PRC and the controlling shareholder of the Company;

"Company"

means, Aluminum Corporation of China Limited*, a joint stock limited company incorporated in the PRC with limited liability, the A Shares, H Shares and American Depositary Receipts of which are listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange, respectively;

"Directors"	means the Directors of the Company;

"Hong Kong"	means the Hong Kong Special Administrative Region of the PRC;

"Hong Kong Listing Rules"	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

"Joint Venture Company "

means, Shanxi Jiexiu Xinyugou Coal Industry (Group) Corporation*, a limited liability company to be incorporated for the purposes of investment into and development of the five coal mining company located in Shanxi Province;

"JV Contract"

means the joint venture contract for establishment of the Joint Venture Company dated 25 October 2010 entered into amongst Luxin Company, the Company and Shanxi Aluminum Plant for the purpose of investment into and reorganization of the five coal mining companies located in Shanxi Province;

"Luxin Company"	means, Shanxi Jiexiu Luxin Coal Gasification Company Limited*, a company incorporated in the PRC with limited liability;

"Parties"	means parties to the JV Contract, namely, Luxin Company, the Company and Shanxi Aluminum Plant;

"PRC"	means the People's Republic of China;

"Shanxi Aluminum Plant"	means, Shanxi Aluminum Plant*, a subsidiary of Chinalco;

"Transaction"	means the transaction contemplated under the JV Contract for establishment of the Joint Venture Company.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
27 October 2010

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui and Mr. Lu Youqing (Non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary